SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F   ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated August 13, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI RAISES CREDIT FACILITY TO $1.5 BILLION

Montreal, Quebec, August 13, 2007 - CGI Group Inc. (TSX: GIB.A; NYSE: GIB) announced today that it has successfully increased its credit facility to $1.5 billion from the current $1.0 billion level. The expanded facility also includes an accordion feature of $250 million, bringing the facility’s potential capacity to $1.75 billion.

The facility is in the form of a five-year revolver and can be extended annually. The bank syndicate comprises 20 financial institutions located in Canada, the United States, Europe and Asia.

“I’m pleased that this global network of banks continues to demonstrate such a high degree of confidence in our ability to execute our build and buy strategy,” said Michael E. Roach, President and Chief Executive Officer.  “We were more than able to raise the desired amount of financing, in fact the offering was oversubscribed.  This is a significant achievement given the recent volatility of the markets.”

The bank syndicate expanded from 17 to 20 financial institutions, and is being led by National Bank of Canada, JPMorgan Chase Bank, N.A. and Caisse centrale Desjardins.  The other participants include: Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank, Bank of America, N.A., Caisse de dépôt et placement du Québec, KeyBank National Association, Bank of Montreal, Royal Bank of Canada, ABN AMRO Bank N.V., Wachovia Bank, National Association, United Overseas Bank Limited, Citibank N.A., Bank of Tokyo-Mitsubishi UFJ (Canada), Société Générale, Sumitomo Mitsui Banking Corporation of Canada, Comerica Bank, BNP Paribas and Deutsche Bank AG.

“Our ability to negotiate a larger credit facility on more favorable terms and conditions, and with such a large array of partners globally, demonstrates both the international reach of CGI and the confidence that the market has in our plans for profitable growth.  This new credit facility will allow us to accelerate organic growth, generating large outsourcing and systems integration contracts, while continuing to look at acquisitions that meet our criteria of being accretive in the first year,” concluded Roach.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at

$3.7 billion (US$3.5 billion) and at June 30th, 2007, CGI's order backlog was $12.4 billion (US$11.6 billion). CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber
Vice-President, Global Communications and
Investor Relations
514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
Date: August 14, 2007	(Registrant) By /s/ André J. Bourque Name: André J. Bourque Title: Executive Vice President, Chief Legal Officer